EXHIBIT 11.1

EF JOHNSON TECHNOLOGIES, INC. AND SUBSIDIARIES

COMPUTATION OF NET INCOME (LOSS) PER SHARE

 (in thousands, except share and per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2009	2008	2009	2008
		(as restated)		(as restated)
Net income (loss)	$1,128	$1,257	$(130)	$(759)

Weighted average common shares – Basic	26,540,418	26,082,124	26,462,612	26,072,017
Net income (loss) per share – Basic	$0.04	$0.05	$—	$(0.03)

Net income (loss) per share - Diluted:
Shares used in computation:
Weighted average common shares – Basic	26,540,418	26,082,124	26,462,612	26,072,017
Dilutive effect of shares under employee stock plans	2,021	10,725	—	—
Weighted average restricted stock grants and units	466,143	314,040	—	—
Weighted average common shares – Diluted	27,008,582	26,406,889	26,462,612	26,072,017

Net income (loss) per share – Diluted	$0.04	$0.05	$—	$(0.03)